

August 19, 2010

Mr. James D. Burns
Chief Financial Officer
Istar Financial Inc.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

> **Re: Istar Financial Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 1, 2010**
> **File No. 001-15371**

Dear Mr. Burns:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Accounting Branch Chief